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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

NEWS RELEASE

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DUSTIN HENDERSON (INVESTOR RELATIONS) or JASON WEBER

Kiska focuses on Whistler Deposit

Vancouver, BC – September 5, 2012:  Kiska Metals Corporation (“Kiska” or the “Company”) reports on the activities of the 2012 program at the 100% owned Whistler Project, 150 kilometres northwest of Anchorage, Alaska.  The objective of the 2012 program is to advance the Whistler Deposit by completion of the following studies:

1.

Metallurgical studies to assess metallurgical performance and to define an initial ore processing flow sheet.

2.

Preliminary engineering studies contemplating the options and design for potential power and access routes, mine site infrastructure and mining/processing options.

3.

Reinterpretation of the deposit geology to revise the geological model. This will be accomplished by relogging drill core within the deposit as well as limited surface trenching to enhance and confirm the model.

Management anticipates reporting on these studies through Q4 2012 and into the first quarter of 2013.

“Since 2009, Kiska’s efforts have focused on the discovery and exploration of multiple porphyry systems on the Whistler property,” stated Jason Weber, P.Geo., President and CEO of Kiska. “Our focus has now moved to the deposit itself as we begin the studies necessary to unlock the value of this resource and take the initial steps to advance it.”

In addition to the work at the Whistler Deposit, detailed geological studies continue at Island Mountain. The work undertaken will contribute to an improved geological model that will aid in the expansion of the Breccia Zone mineralization and to prioritize targets of other porphyry centres at Island Mountain.

About the Whistler Project

Since 2009, the Company has focused on defining a porphyry district surrounding the Whistler Deposit on this 545 square kilometre property. Exploration has been highly successful in advancing known porphyry targets, making new discoveries and identifying multiple grassroots porphyry targets. Kiska has compiled a comprehensive geological database for the property including data from prospecting, reconnaissance and detailed mapping, 264 line kilometres of IP geophysical surveys (3D and 2D), airborne EM surveys and 48,447 metres of drilling in 181 holes (including 91 scout holes totaling 6,423 metres). Highlights of Kiska’s progress include:

1.

Project Ownership – Kiska solidified its 100% ownership of the project completing the agreement with Kennecott to earn a 100% interest subject to a 2% NSR.

2.

Infrastructure – Kiska constructed a 3,300 foot (1,000 metres) airstrip and an all season 50 person exploration camp in a central location on the property. This work was enabled by constructing a winter ice road in 2009. The new camp location is better located for exploration of the entire property and allows for year-round exploration and road access to the Whistler Deposit and surrounding Whistler Orbit.

3.

New Porphyry Discoveries - Discovery and definition of five porphyry systems (Raintree West, Raintree North, Raintree South, Rainmaker and the Island Mountain Breccia Zone) in addition to Whistler. This includes the first drillholes at Raintree West deep target (Hole WH10-30 intersected 453.2 metres averaging 0.72 g/t gold, 3.2 g/t silver, 0.12% copper, 0.04% lead, and 0.31% zinc and the Island Mountain Breccia Zone (Hole IM09-001 intersected an upper interval of 150.0 metres averaging 0.72 g/t gold, 2.37 g/t silver and 0.16% copper; a second interval averaged 1.22 g/t gold, 0.69 g/t silver and 0.05% copper over the bottom 106.9 metres), all of which  remain open for expansion. Results from three-dimensional IP geophysical surveys, airborne magnetics and scout drilling define a 5 by 6 km area surrounding the Whistler Deposit that has a high potential for new discoveries in what is developing as a cluster of individual porphyry systems. Additionally, systematic examination of the entire property has identified additional porphyry gold-copper, epithermal gold and intrusion-related gold prospects at Muddy Creek and new areas of the property.

4.

Metallurgy - Positive preliminary metallurgy from the Island Mountain Breccia Zone (see news release dated Oct. 21, 2010) has shown that gold-copper mineralization at this prospect has the potential to be processed in a central facility with excellent gold recoveries using conventional techniques, thereby adding value through new discoveries at Island Mountain and potentially elsewhere in this developing gold district.

5.

Updated Resource Estimate – Kiska revised the Whistler resource estimate (2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper) in January 2011. Including all property-wide exploration expenditures (but no contributed ounces from new discoveries) by Kiska and Kennecott, this equates to a discovery cost of approximately $7.75 per gold equivalent ounce.

On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov